UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Quarterly Information

On August 10, 2023, the Company published its Interim Report for the first half of 2023 and issued a press release providing commentary thereon. The Interim Report and press release are attached to this form 6-K as Exhibits 99.1 and 99.2, respectively.

On August 10, 2023, the Company also published a Company Presentation for the first half of 2023. The Company Presentation is attached to this form 6-K as Exhibit 99.3

RISK FACTORS

The Company’s business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in the Company’s other filings with the United States Securities and Exchange Commission (the “SEC”), including the risk factors set forth in its Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023. The Company’s business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. The Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in its Annual Report and other SEC filings.

EXHIBIT LIST

Exhibit	Description
99.1	Interim Report for the first half of 2023
99.2	Press release dated August 10, 2023 announcing the Interim Report
99.3	Company Presentation for the first half of 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: August 10, 2023	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer